KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

October 15, 2026

To: Ontario Securities Commission
British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities Nunavut
Re: Notice Regarding Change of Auditor of BSR Real Estate Investment Trust
Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have read the Notice Regarding Change of Auditor submitted to KPMG LLP (U.S.) by BSR Real Estate Investment Trust dated October 8, 2026 (the “Notice”), and are in agreement with statements 2 and 3 of the Notice pertaining to KPMG LLP (U.S.). We are not in a position to agree or disagree with statements 1, 4, 5 and those not pertaining to KPMG LLP (U.S.) in statement 3 of the Notice.
Very truly yours,

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.